EMPLOYMENT AGREEMENT

BETWEEN

ROBERT E. PEYTON

AND

PHOENIX EPS, INC.

MADE EFFECTIVE AS OF

JULY 9, 2000

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into effective as of July 9, 2000.

BETWEEN:

Robert E. Peyton, an individual of 7417 East Corrine, Scottsdale, AZ 85260

(the "Employee")

AND:

Phoenix EPS, Inc., a corporation incorporated under the laws of the State of Arizona

(the "Corporation")

WHEREAS:

A. As of the date of this Agreement, Employee is entering into that certain Share Purchase Agreement by and among the Corporation, LML Payment Systems Inc., a corporation continued under the laws of the Yukon ("LML"), and the other parties named therein (the "Purchase Agreement"), under which it is a condition to closing that the Corporation enter into this Agreement with Employee; and

B. After the closing under the Purchase Agreement, the Corporation will be an indirect wholly-owned subsidiary of LML and operate as an integral member of a group of entities owned or controlled by LML; and

C. Prior to the date hereof, Employee has been employed by the Corporation pursuant to an oral employment agreement, but the Corporation has now determined that it is in the best interests of the Corporation and LML to enter into a written employment agreement with Employee to ensure that Employee's services will continue to be available to the Corporation, under the terms and subject to the conditions states in this Agreement; and

D. Employee desires to continue his employment with the Corporation, upon the terms and subject to the conditions stated in this Agreement, and agrees that the consideration received pursuant to the Purchase Agreement constitutes additional and sufficient consideration for the various promises, representations, warranties and covenants made by him to the Corporation in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties and covenants stated in this Agreement, and the other good and valuable consideration exchanged between the parties, the receipt and sufficiency of which are hereby acknowledged, the Corporation and Employee intending to be legally bound agree as follows:

ARTICLE 1 - GENERAL

1.1 Definitions. Unless otherwise defined, all capitalized terms used in this Agreement shall have the meanings given below:

(a) "Affiliate" means any natural person, individual, corporation, partnership, joint venture, limited liability company, association, joint stock company, trust, organization or enterprise directly or indirectly controlling, controlled by or under common control of a party by means of the possession, directly or indirectly, of the power to direct or cause the direction of the management of and policies of the other party, whether through the ownership of voting securities, by contract or otherwise and any reference to the "Corporations' Affiliates" includes, without limitation, LML;

(b) "Board" means the board of directors from time to time of the Corporation;

(c) "Business Associate" in respect of any person or entity means a former employer, partner, principal, co-venturer, customer, independent contractor, supplier or distributor of such person or entity;

(d) "Closing" means the closing of the purchase and sale of all the issued and outstanding shares in the capital stock of the Corporation by the Employee and others, as vendors, to LML, as purchaser, as of July 9, 2000;

(e) "Confidential Information" means trade secrets and other information, in whatever form or media, in the possession of the Corporation, and owned by the Corporation, the Corporation's Industry Associates, in each case, either existing or Prospective, which is not generally known to the public and has been specifically identified as confidential or proprietary by the Corporation, or its nature is such that it would generally be considered confidential in the industry in which the Corporation or the Corporation's Industry Associates operate, or which the Corporation is obligated to treat as confidential or proprietary. By way of illustration but not in limitation, Confidential Information includes:

(i) all Developments (as defined in Section 1.1(h)) owned by the Corporation or the Corporation's Industry Associates;

(ii) financial, legal and corporate information, such as earnings, assets, debts, costs, prices, volumes, corporate or financial records, statements, reports or analyses, business plans, financing strategies or arrangements, corporate bids, acquisitions, mergers, terms of contracts, non-public information about litigation, all whether actual or projected or whether related to the Corporation or the Corporation's Industry Associates generally, or to their respective products, services, markets, or transactions;

(iii) marketing information, such as details about existing or proposed sales and marketing methods, programs or agreements of the Corporation or the Corporation's Industry Associates, or market reports and analyses, sales forecasts, results of marketing efforts, or bidding and pricing information or other information about pending transactions of, prepared by or prepared on behalf of the Corporation or the Corporation's Industry Associates;

(iv) product, technical and manufacturing information, such as details about the actual or proposed characteristics, name, price, or packaging of any prospective product or service of the Corporation or the Corporation's Industry Associates, or of any component thereof, or any formula, algorithm, concept, know-how, data, flowchart, idea, pattern, design, specification, software program (including source code), technique, concept, method, process, invention, sources, research data or compilation, drawing, or prototype, related to any prospective or existing product or service of the Corporation or the Corporation's Industry Associates, or any right or interest of the Corporation or the Corporation's Industry Associates, therein;

(v) personnel information, such as names of prospective employees and addresses, phone numbers, social security numbers, and personal, employment and medical histories of past, existing or prospective employees, consultants and directors, their terms of employment or engagement, performance evaluations, proposed promotions, discipline histories, resignations and terminations and reasons therefor, and company training and evaluation methods generally; and

(vi) customer, distributor, supplier and research information, such as any compilation of past, existing or Prospective customers, suppliers or distributors, records of purchases, prices and terms, proposals, discussions, negotiations or agreements between customers, suppliers or distributors (existing or Prospective) and the Corporation or the Corporation's Industry Associates, status of customer's or distributor's accounts or credit or related information about actual or Prospective customers;

provided that any information will not be Confidential Information if it:

(vii) is or becomes publicly available other than as a result of acts done in contravention, violation or breach of this Agreement;

(viii) is in the possession of the Employee prior to disclosure to the Employee of the information or is independently derived without the aid, application or use of the disclosed information;

(ix) is disclosed to the Employee by a Third Party on a non-confidential basis; or

(x) is information that the Employee is advised by counsel is required to be disclosed by law;

(f) "Corporation's Industry Associates" means (i) the Corporation's Affiliates and (ii) the suppliers, distributors, customers or other business partners of the Corporation or of the Corporation's Affiliates;

(g) "Customer" means any person that has done business with the Corporation, or any of the Corporation's Affiliates within the two (2) years preceding the last day of the Employee's employment with the Corporation and any person whose business the Corporation has actively solicited in the six (6) months preceding the Employee's last day of employment with the Corporation;

(h) "Developments" means all inventions, ideas, concepts, designs, improvements, discoveries, modifications, computer software, and other results which are conceived of, developed by, written, or reduced to practice by the Employee, alone or jointly with others excluding the Excluded Developments and, where applicable, all scripts, models, specifications, source code, design documents, creations, artwork, text, graphics, photos, pictures, and music;

(i) "Directly or Indirectly" in the context of any action taken by the Employee, includes any action or activity taken directly or indirectly either in person or through employees, agents, partners, joint venturers or in any other manner whatsoever, by the Employee for the Employee's own benefit or the benefit of any person competing with the Corporation or any of the Corporation's Affiliates, whether taken individually or in partnership or jointly or in conjunction with any person as principal, agent, trustee, employee or shareholder (other than a holding of shares in the capital of a corporation listed on a Canadian or United States stock exchange that does not exceed three per cent (3%) of the outstanding shares so listed excluding LML);

(j) "Excluded Developments" means any Development that the Employee establishes:

(i) was developed prior to the Employee performing such services for the Corporation;

(ii) was developed entirely on the Employee's own time;

(iii) was developed without the use of any equipment, supplies, facilities, services or Confidential Information of the Corporation;

(iv) does not relate directly to the business or affairs of the Corporation during the term of the Employee's employment with the Corporation or to the actual or demonstrably anticipated research or development of the Corporation during this period ; and

(v) does not result from any work performed by the Employee for the Corporation;

(k) "Financial Statements" means in respect of any Fiscal Year, the audited financial statements prepared by the accountants for the Corporation of the consolidated financial results of the Corporation in such Fiscal Year;

(l) "Fiscal Year" means the fiscal year of the Corporation from time to time;

(m) "Initial Term" means the three (3) year term of employment, as set out in Section 2.4;

(n) "LML" means LML Payments Systems Inc. and any successor in interest thereto;

(o) "New Net Profit Base" means, in respect of any Fiscal Year, the amount which is the result of subtracting (A) the Old Net Profit Base for such Fiscal Year from (B) the net profit before taxes for such Fiscal Year as determined in the Financial Statements for such Fiscal Year;

(p) "Notice Period" means as set out in Section 2.5(b);

(q) "Old Net Profit Base" means, in respect of any Fiscal Year, the net profit determined in the Financial Statements for the Fiscal Year immediately preceding such Fiscal Year to the extent that the net profit before taxes described in the Financial Statements for such Fiscal Year is at least equal to the net profit before taxes for such immediately preceding Fiscal Year, provided that, for the purposes of this definition, the net profit for the fiscal year ended December 31, 1999 is equal to five hundred and seventy-eight thousand eight hundred and eleven dollars ($578,811);

(r) "Prospective", when used to define a supplier, distributor, customer or other business partner of the Corporation or the Corporation's Industry Associates at any time, means any potential supplier, distributor, customer or other business partner that the Corporation or the Corporation's Industry Associates have included in their respective and then current business plans as an entity to be contacted in order to seek contractual relations between it and the Corporation or the Corporation's Industry Associates or with which the Corporation or the Corporation's Industry Associates has had or is having communications with a view to entering into contractual relations between it and the Corporation or the Corporation's Industry Associates at such time and such communications have not then been finally abandoned by the Corporation or the Corporation's Industry Associates;

(s) "Renewed Term" means any and all one (1) year renewals of the Employee's term of employment, as set out in Section 2.4;

(t) "Territory" means (i) the States and territories of the United States of America being all the jurisdictions in which the Corporation, or any of the Corporation's Affiliates carried on business immediately prior to the date hereof and (ii) any other jurisdiction in which the Corporation, or any of the Corporation's Affiliates may carry on business during the term of the Employee's employment by the Corporation; and

(u) "Third Party" means, at any time, any natural person, individual, corporation, partnership, joint venture, limited liability company, association, joint stock company, trust, organization, enterprise or other entity that is not, at that time, one of the Corporation's Industry Associates.

1.2 Sections and Headings. The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof', "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3 Number. In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

ARTICLE 2 - EMPLOYMENT

2.1 Services. The Employee is hereby employed by the Corporation in the position of President on the terms and conditions contained in this Agreement.

2.2 Employment Duties.

(a) The Employee agrees to perform all the duties of the President to ensure that the Corporation is operated efficiently and profitably as an integral member of the group of corporations comprised of LML and its Affiliates as such group may exist from time to time. To further the efforts of such group, the Employee shall, as directed from time to time, take actions and perform services for the benefit of the group generally, including, but not limited to, acting in concert with representatives of LML and other of the Corporation's Affiliates in strategic planning and other transactions or initiatives obtained, conceived or carried into effect on the basis of cooperation between LML and other of the Corporation's Affiliates or some of them.

(b) In the capacity of President, the Employee shall report to the Board of Directors of the Corporation. The Employee shall have all of the duties, responsibilities and authorities attendant to the position of President, and as may be established from time to time by the Board of Directors of the Corporation. The precise duties, responsibilities and authority of the Employee may be expanded, limited or modified from time to time at the discretion of the Board of Directors of the Corporation.

(c) During the term of this Agreement, the Employee shall render the Employee's business services solely in the performance of the Employee's duties for the Corporation hereunder. Except as otherwise provided herein and except for illness, permitted vacation periods and permitted leaves of absence, the Employee agrees that during the term of the Employee's employment hereunder, the Employee shall devote all the Employee's working time, attention, knowledge and experience, and give the Employee's best efforts, skills and abilities, exclusively to promote the business and interests of the Corporation and the Corporation's Affiliates.

2.3 Compensation/Business Expenses/Vacations.

(a) As compensation for services rendered under this Agreement, the Corporation shall pay to the Employee and the Employee shall accept from the Corporation an aggregate base salary of Two Hundred Thousand Dollars ($200,000.00) per annum. The base salary shall be paid in equal installments in accordance with the Corporation's normal payroll practice and shall be less statutory deductions.

(b) In addition to the amount paid to the Employee pursuant to Section 2.3(a):

(i) the Employee will also be entitled to receive:

(1) five percent (5%) of the Old Net Profit Base in respect of each Fiscal Year during the currency of this Agreement, and

(2) ten percent (10%) of the New Net Profit Base in respect of each Fiscal Year during the currency of this Agreement,

within thirty (30) days of the completion of the Financial Statements in respect of such Fiscal Year; and

(ii) the Employee will on the Closing be granted an award to purchase Eighty Thousand (80,000) common shares in the capital stock of LML pursuant to the provisions of such award and the 1998 Stock Incentive Plan of LML (a copy of such award is attached hereto as Schedule 1);

(c) The Corporation will reimburse the Employee for all ordinary and necessary expenses incurred by the Employee and approved by the Corporation in the performance of the Employee's duties under this Agreement. Reimbursement of such expenses will be made in accordance with the policies of the Corporation as are set from time to time.

(d) The Employee shall be entitled to that number of weeks paid vacation per year as established by the policies of the Corporation as are set from time to time.

(e) The Employee shall be eligible to participate in all benefit plans, including, without limitation, health and dental plans and 401K plan, generally available to employees of the Corporation.

(f) The Employee shall not be required to relocate from greater metropolitan Phoenix, Arizona.

2.4 Term of Obligation to Provide Employment Services. The term of this Agreement shall be three (3) years, commencing on the effective date of this Agreement and terminating on July 9, 2003, unless earlier terminated pursuant to Section 2.5, and the term of the Employee's employment shall be automatically renewed for additional periods of one (1) year thereafter unless:

(a) the Corporation gives written notice of not less than six (6) months prior to the expiration of the term of the Employee's employment that it does not wish to renew the Employee's employment; or

(b) the Employee gives to the Corporation written notice of not less than six (6) months prior to the expiration of the term of the Employee's employment that he does not wish to renew the term of the Employee's employment.

2.5 Termination During Term. The Employee's employment under this Agreement may be terminated:

(a) by the Employee giving written notice of termination at least three (3) months prior to an anniversary of the date upon which this Agreement becomes effective that this Agreement will be terminated at such anniversary date;

(b) by the Corporation giving written notice of termination without cause at least three (3) months prior to an anniversary of the date upon which this Agreement becomes effective and paying to the Employee the salary to which he is entitled hereunder for the period from the giving of such notice to such anniversary date (the "Notice Period") either, with the sole discretion of the Employer, immediately upon delivery of such notice, if the Employee is to cease employment with the Corporation immediately, or over the Notice Period if the Employee is to cease employment only at the end of the Notice Period;

(c) by the Corporation at any time for cause including, without limitation, consistent failure to perform the duties of the Employee hereunder despite reasonable notice by the Corporation of such failure without further payment to the Employee hereunder. Any warning to the Employee shall be by written notice to the Employee and shall include a description of the alleged violation and the required cure; or

(d) by the Employee at any time for cause, including, without limitation, failure to pay when due compensation due under this Agreement, relocation of Employee, and any other material breach of this Agreement. The Employee shall give reasonable notice to the Corporation of any such breach. Any such notice shall be in writing to the Employer and shall include a description of the alleged violation and the required cure.

2.6 Termination for Death or Disability. Employment under this Agreement shall automatically terminate upon the Employee's death or disability. Disability for purposes of this Agreement, shall mean a physical or mental disability that, in the judgment of the Board, interferes with the Employee's ability to perform duties pursuant to this Agreement for a continuous period of six (6) months or more.

2.7 Sick Leave. The Employee shall be entitled to the benefit of the sick leave policy of the Corporation as it shall exist from time to time.

ARTICLE 3 - CONFIDENTIALITY

3.1 Confidential Information.

(a) List not Exhaustive - The Employee hereby acknowledges that the list of Confidential Information set out in the definition of "Confidential Information" in Section 1.1(e) is not exhaustive and that the Employee is obligated to ask the Board of Directors of the Corporation if the Employee has any doubt as to the confidential nature of specific information.

(b) Signing further Non-Disclosure Agreements - The Employee acknowledges that the Employee may be required to sign additional non-disclosure agreements by LML and its Affiliates from time to time, and to the extent that such agreements are not inconsistent with the terms of this Agreement, agrees to do so.

(c) Ownership of Confidential Information - The Employee acknowledges that the Confidential Information is and shall be the sole and exclusive property of the Corporation, LML and its Affiliates or their assigns. The Employee acknowledges that the Employee has not, and shall not, acquire any right, title or interest in or to any of the Confidential Information.

(d) Non-Disclosure, Use and Reproduction of Confidential Information - The Employee shall keep all the Confidential Information strictly confidential, and shall not, either directly or indirectly, either during or subsequent to employment with the Corporation, disclose, allow access to, transmit, transfer, use or reproduce any of the Confidential Information in any manner except as required to perform the duties of the Employee for the Corporation and the Corporation's Industry Associates and in accordance with all procedures established by the Corporation for the protection of the Confidential Information. Without limiting the foregoing, the Employee:

(i) shall ensure that all the Confidential Information and all copies thereof, are clearly marked, or otherwise identified as confidential to the Corporation and/or the Corporation's Affiliates and proprietary to the person or entity that first provided the Confidential Information, and are stored in a secure place while in the Employee's possession, custody, charge or control;

(ii) shall not, Directly or Indirectly, disclose, allow access to, transmit or transfer any of the Confidential Information to any person that is not an employee, officer, or director of the Corporation or of any of the Corporation's Affiliates nor to any such employee, officer or director of one of the Corporation's Affiliates other than LML, other than on a "need to know" basis, without the prior written authorization of the Board of Directors of the Corporation; and

(iii) shall not, except as required by the Employee's position, use any of the Confidential Information to create, maintain or market any product or service which is competitive with any product or service produced, marketed, licensed, sold or otherwise dealt in by the Corporation and the Corporation's Affiliates, or assist any other person to do so.

(e) Legally Required Disclosure - Notwithstanding the foregoing, to the extent the Employee is required by law to disclose any Confidential Information, the Employee shall be permitted to do so, provided that notice of this requirement is delivered to the Corporation in a timely manner, so that the Corporation or such of its Affiliates as may be concerned with such potential disclosure may contest such potential disclosure.

(f) Return of Materials, Equipment and Confidential Information - Upon request by the Corporation, and in any event when the Employee leaves the employ of the Corporation, the Employee shall immediately return to the Corporation all the Confidential Information and all other materials, computer programs, documents, memoranda, notes, papers, reports, lists, manuals, specifications, designs, devices, drawings, notebooks, correspondence, equipment, keys, pass cards, and property, and all copies thereof, in any medium, in the Employee's possession, charge, control or custody, which are owned by, or relate in any way to the business or affairs of the Corporation or the Corporation's Affiliates.

3.2 Ownership of Developments

(a) Acknowledgment of the Corporation Ownership - The Employee acknowledges that, the Corporation shall be the exclusive owner of all the Developments made during the term of the Employee's employment by the Corporation and to all intellectual property rights in and to such Developments. The Employee hereby assigns all right, title and interest in and to such Developments and their associated intellectual property rights throughout the world and universe to the Corporation, including without limitation, all trade secrets, patent rights, copyrights, mask works, industrial designs and any other intellectual property rights in and to each Development, effective at the time each is created. Further, the Employee irrevocably waives all moral rights the Employee may have in such Developments.

(b) Excluded Developments - The Corporation shall not own any Excluded Developments.

(c) Disclosure of Developments - To avoid any disputes over the ownership of Developments, the Employee shall, within five (5) days following the Employee's execution of this Agreement, provide the Corporation with a general written description of any of the Developments the Employee believes the Corporation does not own because they are Excluded Developments. Thereafter, the Employee agrees to make full and prompt disclosure to the Corporation of all Developments, including, without limitation, Excluded Developments, made during the term of the Employee's employment with the Corporation. The Corporation shall hold any information it receives regarding Excluded Developments in confidence.

(d) Further Acts - The Employee agrees to cooperate fully with the Corporation both during and after the Employee's employment by the Corporation, with respect to (i) signing further documents and doing such acts and other things reasonably requested by the Corporation to confirm the Corporation's ownership of the Developments other than Excluded Developments, the transfer of ownership of such Developments to the Corporation, and the waiver of the Employee's moral rights therein, and (ii) obtaining or enforcing patent, copyright, trade secret or other protection for such Developments; provided that the Corporation pays all the Employee's expenses in doing so, and reasonable compensation if such acts are required after the Employee leaves the employment by the Corporation.

(e) Employee Owned Inventions - The Employee hereby covenants and agrees with the Corporation that unless the Corporation agrees in writing otherwise, the Employee shall only use or incorporate any Excluded Development into a Development, if the Employee (i) owns all proprietary interest in such Excluded Development and (ii) grants to the Corporation, at no charge, a non-exclusive, irrevocable, perpetual, worldwide license to use, distribute, transmit, broadcast, sub-license, produce, reproduce, perform, publish, practice, make, and modify such Development.

(f) Prior Employer Information - The Employee hereby covenants and agrees with the Corporation that during the Employee's employment by the Corporation, the Employee shall not improperly use or disclose any confidential or proprietary information of any Business Associate of the Employee and that the Employee will not bring onto the Corporation's premises any unpublished documents or any property belonging to any such persons or entities unless such persons or entities have given their consent. In addition, the Employee shall not violate any non-disclosure or proprietary rights agreement the Employee has signed with any person or entity prior to the Employee's execution of this Agreement, or knowingly infringe the intellectual property rights of any Third Party while employed by the Corporation.

(g) Protection of Computer Systems and Software - The Employee agrees to take all necessary precautions to protect the computer systems and software of the Corporation, and the Corporation's Affiliates, including, without limitation, complying with the obligations set out in any of the Corporation's policies of which the Employee is advised from time to time. The Employee will not insert into the software any time bombs, trojan horses, worms or other hidden devices that will, or whose intention is, to cause any software owned, used or licensed by the Corporation or any of the Corporations Affiliates to cease to operate or to fail to operate in accordance with its documentation. The Employee agrees that violation of any of such policies may be grounds for discipline up to and including immediate dismissal for just cause.

(h) Copyright Act of 1976 - The Employee acknowledges that all Developments shall be deemed "works made for hire" under the Copyright Act of 1976, as amended.

ARTICLE 4 - RESTRICTIVE COVENANTS

4.1 Non-solicitation by the Employee. The Employee agrees that, at any time, and from time to time while employed by the Corporation:

(a) during the Initial Term, and for a period of one (1) year thereafter; and

(b) during any Renewed Term, and for a period of one (1) year following said Renewed Term,

the Employee shall not, without the prior written consent of the Corporation, either:

(c) induce or attempt to influence, Directly or Indirectly, an employee of the Corporation or any of the Corporation's Affiliates to leave the employ of the Corporation or Affiliate; or

(d) recruit, employ, or carry on business with, Directly or Indirectly, an employee of the Corporation, or any of the Corporation's Affiliates that has left the employ of the Corporation or any of the Corporation's Affiliates within the period of one (1) year preceding the time of such action.

4.2 Non-solicitation of Customers. The Employee agrees that while employed by the Corporation and for a period of one (1) year thereafter, the Employee shall not, without the prior written consent of the Corporation, solicit, endeavour to solicit, canvass or otherwise deal, Directly or Indirectly, with any Customer for the purpose of selling or supplying to such Customer any products or services which are competitive with the products or services sold or supplied by the Corporation or any of the Corporation's Affiliates.

4.3 Non-competition. The Employee agrees that while employed by the Corporation and for a period of one (1) year thereafter, the Employee shall not, without the prior written consent of the Corporation, Directly or Indirectly anywhere in the Territory, carry on or be engaged in or be concerned with or interested in or advise or provide any consulting or other services for any person or entity that produces, markets, sells or otherwise deals in products or services competitive with the products or services produced, marketed, sold, licensed or otherwise dealt in by the Corporation or any of the Corporation's Affiliates, or with those products or services the Corporation or any of the Corporation's Affiliates contemplated producing, marketing, licensing or selling, while the Employee was employed by the Corporation, in all cases, which relate in any way to the electronic payment and collections industry.

4.4 Reasonableness of Non-competition and Non-solicitation Obligations. The Employee confirms that the obligations in Sections 4.1, 4.2, and 4.3 are fair and reasonable given that, among other reasons:

(a) the sustained contact the Employee will have with the clients of the Corporation and of the Corporation's Affiliates will expose the Employee to the Confidential Information regarding the particular requirements of these clients and the Corporation's and the Corporation's Affiliates' unique methods of satisfying the needs of these clients, all of which the Employee agrees not to act upon to the detriment of the Corporation or any of the Corporation's Affiliates; and/or

(b) the Employee will be performing important development work on the products or services owned or marketed by the Corporation or the Corporation's Affiliates;

and the Employee agrees that the obligations in Sections 4.1, 4.2, and 4.3, together with the Employee's other obligations under this Agreement, are reasonably necessary for the protection of the Corporation's and the Corporation's Affiliates proprietary interests and that given the Employee's general knowledge and experience they would not prevent the Employee from being gainfully employed if the employment relationship between the Employee and the Corporation were to end. The Employee further confirms that the geographic scope of the obligation in Section 4.3 is reasonable given the nature of the market for the products and services of the Corporation and of the Corporation's Affiliates. The Employee also agrees that the obligations in Sections 4.1, 4.2, and 4.3 are in addition to the non-disclosure and other obligations provided elsewhere in this Agreement. The Employer acknowledges that the Employee shall be immediately released from the obligations in Sections 4.1, 4.2 and 4.3 in the event Employee terminates the Agreement for cause as is provided for in Section 2.5(d).

4.5 Conflict of Interest. The Employee recognizes that the Employee is employed by the Corporation in a position of responsibility and trust and agrees that during the Employee's employment with the Corporation, the Employee will not engage in any activity or otherwise put the Employee in a position which conflicts with the Corporation's business interests. Without limiting this general statement, the Employee agrees that during the Employee's employment with the Corporation, the Employee will not knowingly lend money to, guarantee the debts or obligations of or permit the name of the Employee or any part thereof to be used or employed by any corporation or firm which Directly or Indirectly is engaged in or concerned with or interested in any business in competition with the business of the Corporation or that of any of the Corporation's Affiliates unless the Employee receives prior written authorization from the Corporation or, in appropriate circumstances any of the Corporation's Affiliates.

4.6 Acknowledgements. The Employee acknowledges that as of the date of this Agreement:

(a) the business of the Corporation and the Corporation's Affiliates is carried on and will be carried on throughout the Territory and that the Corporation and the Corporation's Affiliates are interested in and solicit or canvass opportunities throughout the Territory;

(b) the reputation of the Corporation and the Corporation's Affiliates in the industry and their relationship with their customers are and will be the result of hard work, diligence and perseverance on behalf of the Corporation and the Corporation's Affiliates over an extended period of time;

(c) the nature of the business of the Corporation and the Corporation's Affiliates, is and will be such that the ongoing relationship between LML and their customers is material and has and will have a significant effect on the ability of the Corporation and the Corporation's Affiliates to continue to obtain business from their customers with respect to both long term and new projects; and

(d) a breach of this Agreement would cause the Corporation and the Corporation's Affiliates irreparable harm and as a result the Employee consents to the issuance of an injunction or other appropriate remedy required to enforce the covenants contained herein; and

(e) in the event the Employee breaches any covenant contained herein, the one (1) year periods provided for in Sections 4.1, 4.2 and 4.3 shall be extended for a period of one (1) year from the date any such breach is cured. In the event it is necessary for the Corporation or any of the Corporation's Affiliates to retain legal counsel to enforce any of the terms and conditions of this Agreement, the Employee shall pay the Corporation's and its Affiliate's, reasonable attorney fees, court costs and other related expenses so long as Corporation prevails in substantial and material part. Conversely, in the event it is necessary for the Employee to retain legal counsel to enforce any of the terms and conditions of this Agreement or to defend any alleged violations under this Agreement, the Corporation or any of the Corporation's Affiliates that were involved in any such action shall pay the Employee's reasonable attorney fees, court costs and other related expenses so long as Employee prevails in substantial and material part.

ARTICLE 5 - ENFORCEMENT

5.1 Equitable Remedies. In the event of a breach or threatened breach by the Employee of any of the provisions of Articles 3 or 4, the Corporation or its Affiliates, as applicable, shall be entitled to injunctive relief restraining the Employee from breaching such provisions, as set forth in this Agreement. Nothing herein shall prohibit the Corporation or its Affiliates from pursuing any other remedy available to it for such breach or threatened breach, including the recovery of damages from the Employee.

5.2 Severability and Limitation. All agreements and covenants contained herein are severable and, in the event any of them shall be held to be invalid by any competent court, this Agreement shall be interpreted as if such invalid agreements or covenants were not contained herein. Should any court or other legally constituted authority determine that for any such agreement or covenant to be effective that it must be modified to limit its duration or scope, the parties hereto shall consider such agreement or covenant to be amended or modified with respect to duration and scope so as to comply with the orders of any such court or other legally constituted authority or to be enforceable under the laws of the State of Arizona, and as to all other portions of such agreement or covenants they shall remain in full force and effect as originally written.

ARTICLE 6 - GENERAL

6.1 Notices. Any notices to be given hereunder by either party to the other party may be effected in writing, either by personal delivery or by mail if sent certified, postage prepaid, with return receipt requested. Mailed notices shall be deemed given when mailed and shall be addressed to the parties at the following addresses:

(a) If to the Corporation:

Phoenix EPS, Inc.

c/o LML Payment Systems Inc.

1680-1140 W. Pender Street

Vancouver, BC VGE 4G1

Canada

Attn: Chief Executive Officer

(b) If to the Employee:

Robert E. Peyton

7417 East Corrine

Scottsdale, AZ

85260

Any party may change his/her or its address by written notice sent in accordance with this Section.

6.2 Construction. The parties acknowledge that each party and their counsel have had the opportunity to review and negotiate the terms and conditions of this Agreement, and that the normal rule of construction to the effect that any ambiguities are to be construed against the drafting party shall not be employed in the interpretation of this Agreement or any exhibits or amendments hereto.

6.3 Assignment. The Employee cannot assign his interest in this Agreement and the Employer may only assign its interest herein to a directly or indirectly held wholly-owned subsidiary of LML.

6.4 Benefit of Agreement. This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

6.5 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and arrangements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

6.6 Amendments and Waivers. No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

6.7 Survival. Notwithstanding the termination of the employment of the Employee or the expiration or termination of this Agreement, the provisions of Articles 3 and 4 shall survive and be binding upon the Employee.

6.8 Governing Law. This Agreement will be governed by and construed, enforced and interpreted in accordance with the laws of the State of Arizona and the laws of the United States of America applicable therein. The parties agree that any action commenced to enforce the terms of this agreement shall be filed in the Superior Court in Maricopa County, Arizona and the parties agree to submit to the jurisdiction of such court.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

PHOENIX EPS, INC.

By: /s/ Robert E. Peyton

Name:

Title:

/s/ Robert E. Peyton

ROBERT E. PEYTON

SCHEDULE 1

Award under the 1998 Stock Incentive Plan of LML